Exhibit 21.1

SUBSIDIARIES OF AND CONSOLIDATED ENTITIES OF

ABVC BIOPHARMA, INC.

As of December 31, 2025

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of direct or indirect

AiBtl BioPharma Inc.	Delaware, United States	58.85%

American BriVision Corporation	Delaware, United States	100%

BioKey, Inc.	California, United States	100%

BioKey (Cayman), Inc.	Cayman Islands	100%

BioLite Holding, Inc.	Nevada, United States	100%

BioLite BVI, Inc.	British Virgin Islands	100%

BioLite, Inc.	Taiwan	73.00%

Yunzhiyi Co., Ltd.	Taiwan	65.70%